FOR IMMEDIATE RELEASE

AUTOCHINA INTERNATIONAL OPENS 150TH
COMMERCIAL VEHICLE SALES AND LEASING BRANCH IN CHINA

Beijing, China – October 14, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC, AUTCW, AUTCU), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, today announced the opening of its 150th branch.  The 150th branch is in Yulin City in Shaanxi province, which represents an expansion into a new area.

In March 2008, AutoChina entered the commercial vehicle (heavy truck), sales and financing business with the goal of becoming a one-stop provider to customers consisting primarily of entrepreneurial commercial vehicle operators.  The Company focused on opening branch offices, linked to its central headquarters, that serve as a base for local grass roots marketing.  AutoChina holds no inventory, instead relying on numerous dealers of different manufacturers to supply the commercial vehicles it leases to customers.

In its first nine months of operations, the Company opened 103 branches covering the Hebei, Shanxi, Shandong and Henan provinces and Inner Mongolia and reported revenues of $34.1 million.  For the first six months of 2009, AutoChina reported $71.0 million in revenues from its commercial vehicle sales and leasing business.  The Company is planning to continue pursuing expansion opportunities across China, specifically in Jiangsu, Anhui, Hubei, and Liaoning provinces. In addition, as part of measures to improve operations, underperforming locations are being evaluated and may be closed where appropriate.

AutoChina’s Chairman and CEO, Mr. Yong Hui Li, noted, “We are very proud of how AutoChina has grown in a short period of time, and expect to accelerate this process in 2010. We are benefiting from a number of positive macro-indicators in AutoChina’s markets.  For the first eight months of 2009, China's truck sales grew 61% to 1.9 million units according to data from the China Association of Automobile Manufacturers.  We have also seen growth in the heavy-duty and semi-trailer truck market that AutoChina primarily leases and sells, as highway freight volume continues to improve.  We believe that we have created a scalable and cost-efficient operating structure well equipped to capitalize on this commercial vehicle expansion in China and build on our position in this highly fragmented and growing market.  I congratulate AutoChina’s entire team on reaching this notable landmark today and am sure it will be the first of many more positive developments.”

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October 14, 2009

AutoChina to Webcast Presentation at Roth China Conference
AutoChina also announced that the Company’s CFO, Jason Wang, is scheduled to present at the Roth China Conference this afternoon (Wednesday, October 14, 2009) in Miami Beach, FL. Mr. Wang will be presenting at 1:00 PM Eastern Time. The presentation will also be broadcast live over the Internet via http://www.wsw.com/webcast/roth22/auclf.ob/.  To listen to the live presentation, go click the link at least 15 minutes early to register, download and install any necessary audio software.

About AutoChina International Limited:

AutoChina International Limited is a leading one-stop commercial auto financing and sales company in China.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and

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October 14, 2009

•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(+86) (311) 8569-6386 / jcwang@autochinaintl.com

Investor Relations:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

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